UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42631

Emera Incorporated

(Exact name of registrant as specified in its charter)

5151 Terminal Road

Halifax NS B3J 1A1

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

Exhibit 99.1 of this Form 6-K shall be incorporated by reference into the registration statements of Emera Incorporated on Form F-10 (File Nos. 333-291985 and 333-294020) and on Form F-3 (File Nos. 333-294017, 333-294017-01 and 333-294017-02).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERA INCORPORATED
Date: April 10, 2026	By:	/s/ Brian Curry
Name: Brian Curry Title: Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of Annual Meeting of Common Shareholders and Management Information Circular

99.2	2025 Annual Report

99.3	Notice of Emera’s 2026 Annual Meeting of Shareholders

99.4	Notice to Non-Registered Shareholders Regarding Access to Emera’s Information Circular and Annual Report

99.5	Notice to Registered Shareholders Regarding Access to Emera’s Information Circular and Annual Report

99.6	Voting Instruction Form

99.7	Form of Proxy